June 14, 2013

CORRESPONDENCE FILED VIA EDGAR

Max A. Webb

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Newscorp Inc
Registration Statement on Form 10 (File No. 001-35769)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Newscorp Inc (the “Company”) hereby requests that acceleration of the effectiveness of the Registration Statement on Form 10 be granted on June 18, 2013 or as soon thereafter as practicable. In addition, the Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

New Newscorp Inc

/s/ Michael Bunder

Michael Bunder

Senior Vice President and

Deputy General Counsel